SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RETEK INC.

(Name of Subject Company)

RETEK INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class of Securities)

Martin J. Leestma
President and Chief Executive Officer
Retek Inc.
Retek on the Mall
950 Nicollet Mall
Minneapolis, Minnesota 55403
(612) 587-5000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Michael A. Stanchfield, Esq.
Steven C. Kennedy, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION
ITEM 8. ADDITIONAL INFORMATION
SIGNATURE

Explanatory Note

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2005 by Retek Inc., a Delaware corporation (the “Company”), as amended on March 17, 2005, relating to the tender offer by Sapphire Expansion Corporation (“Sapphire Merger Sub”), a Delaware corporation and a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”), to purchase all of the issued and outstanding shares of Common Stock for $11.00 per share in cash, without interest. The Company is hereby amending only those sections of the Schedule 14D-9 identified in this amendment and only to the extent noted in each section. All other sections of the Schedule 14D-9 remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

     The subsection of Item 4 of the Schedule 14D-9 entitled “The Board’s Recommendation” is hereby restated in its entirety as follows:

     On March 21, 2005, the Board (1) determined that the terms of Oracle Corporation’s offer to purchase the shares of Common Stock at $11.25 per share (the “Oracle Offer”), the merger and the Merger Agreement proposed by Oracle (the “Oracle Merger” and the “Oracle Merger Agreement,” respectively) are fair to and in the best interests of the Company and its stockholders, (2) approved the Oracle Merger Agreement and the transactions contemplated thereby, including the Oracle Offer and the Oracle Merger, and (3) recommended that the Company’s stockholders accept the Oracle Offer and tender their shares pursuant to the Oracle Offer. On March 22, 2005, the Company terminated the SAP Merger Agreement and entered into the Oracle Merger Agreement with Oracle and Ruby Merger Corp., a Delaware corporation and a wholly owned subsidiary of Oracle. As a result of the Board’s approval of the Oracle Offer, the Oracle Merger and the Oracle Merger Agreement, the Board withdrew its recommendation that stockholders tender their shares pursuant to the SAP Offer.

Background for the Board’s Recommendation

     The subsection of Item 4 of the Schedule 14D-9 entitled “Background for the Board’s Recommendation” is hereby amended by adding the following after the last paragraph of this subsection:

     That evening, Oracle made a public announcement that it had increased its offer to $11.25 per share. Contemporaneously with that announcement, Oracle’s counsel provided Faegre & Benson with a revised version of Oracle’s proposed merger agreement, which contained substantially the same terms as the SAP Amendment, including a $25 million termination fee.

     On March 18, 2005, the Board met with management and the Company’s financial and legal advisors to discuss Oracle’s proposal. Following discussion, the Board determined that Oracle’s offer was reasonably likely to result in a superior offer within the meaning of the SAP Merger Agreement. The Board then directed management and the Company’s advisors to inform SAP America that the Company would be providing information to, and engaging in discussions and negotiations with, Oracle, as permitted under the SAP Merger Agreement. The Board also directed management and the Company’s advisors to deliver to SAP America a second Notice of Superior Proposal, which was delivered to SAP America later that day.

     During the afternoon of March 21, 2005, Mr. Mackey called Mr. Leestma to inform him that SAP America would not be increasing its March 16 offer of $11.00 per share in response to Oracle’s March 17 offer of $11.25 per share. Deutsche Bank had previously contacted representatives of SAP America and Oracle in an unsuccessful effort to persuade each to raise its final offer price.

     During the evening of March 21, 2005, the Board met with the Company’s financial and legal advisors to discuss its response to SAP America’s decision. Deutsche Bank gave a presentation on the financial aspects of Oracle’s proposal and delivered its formal opinion that the consideration to be received by the Company’s stockholders under the Oracle Merger Agreement is fair from a financial point of view. Following discussion, the Board determined that the Oracle Offer and the Oracle Merger were advisable and in the best interest of the Company’s stockholders, recommended that stockholders accept the Oracle Offer and reject the SAP Offer, and authorized Mr. Leestma to sign documents terminating the SAP Merger Agreement and to execute and deliver the Oracle Merger Agreement on behalf of the Company.

     Early in the morning of March 22, 2005, the Company terminated the SAP Merger Agreement by delivering notice to that effect to SAP America. Immediately after terminating the SAP Merger Agreement, the Company and Oracle entered into the Oracle Merger Agreement. Shortly thereafter, Oracle and the Company made a joint public announcement of those events. That same day, Oracle paid SAP America the $25 million termination fee due under the SAP Merger Agreement.

Reasons for the Board’s Recommendation

     The subsection of Item 4 of the Schedule 14D-9 entitled “Reasons for the Board’s Recommendation” is hereby restated in its entirety as follows:

     The Board based its unanimous recommendation that the Company’s stockholders not tender their shares to Sapphire Merger Sub in the SAP Offer on (1) the fact that the Oracle Offer is higher than the SAP Offer and the other terms and conditions of the Oracle Merger Agreement are substantially the same as in the SAP Merger Agreement and (2) the March 21, 2005, opinion of Deutsche Bank that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by the Company’s stockholders pursuant to the Oracle Offer is fair to those stockholders from a financial point of view. The opinion of Deutsche Bank is attached as Annex B to the Schedule 14D-9 filed by the Company on March 22, 2005.

     The Board made this determination only after taking significant steps to ensure that both Oracle and SAP America were afforded the opportunity to present their best and final offer prior to the Board’s recommendation.

Intent to Tender

     The subsection of Item 4 of the Schedule 14D-9 entitled “Intent to Tender” is hereby restated in its entirety as follows:

     To the Company’s knowledge, none of its directors, executive officers, affiliates or subsidiaries currently intend to tender the shares that are held of record or beneficially owned by such persons pursuant to the SAP Offer.

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ITEM 8. ADDITIONAL INFORMATION

     The subsection of Item 8 of the Schedule 14D-9 entitled “Certain Litigation” is hereby restated in its entirety as follows:

     Certain Litigation

     On March 2, 2005, a purported class action was filed against the Company’s directors in state court in Hennepin County, Minnesota, titled Braverman v. Leestma et al. The action is brought by an individual stockholder named Ira Braverman on behalf of all stockholders of the Company. The Company is not named as a defendant in the action. The threatened lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and approval of the SAP Merger Agreement. The complaint seeks injunctive relief preventing the consummation of the SAP Merger, rescission of the SAP Merger to the extent already implemented, and the award of attorneys’ fees and costs.

     On March 2, 2005, a second purported class action was filed against the Company and its directors also in state court in Hennepin County, Minnesota, titled Blakstad v. Retek, Inc. et al. The action is brought by an individual stockholder named Don Blakstad on behalf of all stockholders of the Company. The lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and approval of the SAP Merger Agreement. The complaint seeks injunctive relief preventing the consummation of the SAP Merger, rescission of the SAP Merger to the extent already implemented, and the award of attorneys’ fees and costs.

     On March 18, 2005, a purported class action was filed against the Company and its directors in Chancery Court in New Castle County, Delaware, titled Dooling v. Retek, Inc. et al. The action is brought by an individual stockholder named Timothy Dooling on behalf of the public stockholders of the Company. The lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders by favoring SAP America over Oracle during the acquisition process and by failing to pursue Oracle’s interest in acquiring the Company. The complaint seeks damages, injunctive relief enjoining the Company from recommending the acceptance of the SAP Offer and preventing consummation of the transactions with SAP, and the award of attorneys’ fees and costs.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2005

RETEK INC.
By:	/s/ Martin J. Leestma
Martin J. Leestma
President and Chief Executive Officer

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